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                                                                      Exhibit 99

                         Form of Letter to Stockholders
                Regarding Rights Offering and Stock Distribution


                            [ZAPATA LETTERHEAD]
                                                                      , 1999
Dear Stockholder:

     I am pleased to send you the attached prospectus concerning a rights offering and spin-off of our wholly-owned Internet subsidiary, ZAP.COM Corporation, which is a development stage company. As a holder of Zapata Corporation common stock you will receive a transferable right to purchase ("Right") shares of ZAP.COM stock. Each holder of Zapata common stock at the
close of business on       , 1999 (the record date for the distribution of the
Rights) will receive one Right for every one share of Zapata common stock he owns on that date. For example, if you own 500 shares of Zapata common stock, you can purchase up to 500 shares of ZAP.COM common stock. There is currently no public market for the Rights or the ZAP.COM common stock. We expect that the Rights will trade in the Over-the-Counter Market until the close of business on the day that immediately precedes the date on which the Rights expire. We have applied for quotation of our common stock in the Nasdaq National Market under the symbol "ZCOM" and for trading privileges in the Pacific Stock Exchange under the same symbol.

     In addition, we may also distribute on a pro rata basis to those persons
holding our common stock as of       , 1999, at no cost to them, in the
aggregate between 150,000 shares and 1,200,000 shares of ZAP.COM common stock (the "Stock Distribution"). We will only make this Stock Distribution if it is necessary in order for the ZAP.COM common stock to qualify for listing on the Nasdaq National Market and the Pacific Stock Exchange based on the results of the Rights offering.

     The Rights are set to expire at 5:00 p.m., EST, on       , 1999, unless we
extend the expiration date by up to 10 days. Accordingly, if you wish to take advantage of your Rights, you will need to exercise them before that time. The Rights Offering and, if necessary the Stock Distribution are expected to close
on or about       , 1999.

     Zapata founded ZAP.COM Corporation to create and operate a leading Internet network with global market reach. We plan to pursue this goal by building the ZAP.COM Network (tm), which will be a branded global network of "company-owned" banners displayed throughout Web sites owned and operated by third parties. Our goal is to make the ZAP.COM Network a leading advertising and e-commerce platform.

     ZAP.COM believes that the structure of the ZAP.COM Network will provide a significant competitive advantage by combining the benefits of a potentially large and wide reaching Company-owned network with the individual creative talents of the participating Web publishers. ZAP.COM's management will be dedicated to rapidly building the ZAP.COM Network.

     We are very excited about the opportunity ahead of us in the new and rapidly growing Internet medium. By creating ZAP.COM and conducting the Rights Offering and, if necessary, making the Stock Distribution, Zapata will create a separate publicly traded Internet company. This will separate Zapata's Internet business with its own unique market opportunity and risk/reward profile from Zapata's other, more traditional businesses. This transaction will enable Zapata stockholders to increase or decrease their level of participation in our new business by varying their level of investment in ZAP.COM following the Rights Offering and if made, the Stock Distribution.

     The attached prospectus contains important information about the Rights Distribution and ZAP.COM's planned business. I encourage you to read it carefully. Holders of Zapata common stock on the record date for the Rights Distribution are not required to exercise their Rights.

     The Rights Distribution and if made, the Stock Distribution will both be taxable to you as a dividend. Please read the information set forth under the caption "Certain Federal Income Tax Considerations" in the attached prospectus and consult your tax advisor with respect to the income tax consequences of these transactions to you.

     If you have any questions concerning either the Rights Distribution or the Stock Distribution, you should contact our Information Agent at the following address and number:


Georgeson & Company Inc.
Wall Street Plaza
New York, New York 10005
(800)223-2064


           Banks and Brokers should call collect at (212) 440-9800


Thank you for your consideration.

                                                          Sincerely,


                                                          Avram A. Glazer,
                                                          President and Chief
                                                          Executive Officer